On October 25, 2002, the Special Meeting of Stockholders of
Cornerstone Total Return Fund, Inc. (the "Fund") was held and the following matters were voted upon:


1. To consider and vote upon the approval of a Merger Agreement and Plan of Reorganization dated October 25, 2002 whereby The
 Cornerstone Strategic Return Fund, Inc. ("CRF"), a Maryland corporation, will merge with and into EIS Fund, Inc. in accordance with the New York Business Corporation Law and the Maryland General Corporation Law.


For         Against  Abstain
1,243,976   55,513   20,243


2. To amend the Certificate of Incorporation to change the name of EIS from "EIS Fund, Inc." to "Cornerstone Total Return
Fund, Inc."


For         Against   Abstain
1,237,593   59,425    22,714